                              August 25, 2008

David R. Humphrey
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington D.C., 20549

Re:      Ultrapetrol (Bahamas) Limited
Form 20-F for the Year Ended December 31, 2007

On behalf of Ultrapetrol (Bahamas) Limited (the “Company”), we hereby submit the Company’s responses to your letter of July 29, 2008.  By way of background, the Company filed its annual report for the period ending December 31, 2007 (the “2007 Annual Report”) with the U.S. Securities and Exchange Commission (the “Commission”) on March 13, 2008.  By letter dated July 29, 2008, the Staff of the Commission (the “Staff”) provided comments to the Company’s 2007 Annual Report. Those comments, together with the Company’s responses to them, are set forth below.

Form 20-F for the fiscal year ended December 31, 2007

Item 3-Key Information

A- Selected Financial Data, page 6

1.
We note that you have expanded your Selected Financial Data presentation to also include segment EBITDA. SFAS 131 requires that a single measure of segment profit or loss be selected and reported. If more than one measure of profit or loss is used by the CODM, the reported measure should be the measure determined in accordance with the measurement principles most consistent with those used in the enterprise’s consolidated financial statements. Refer to paragraph 30 of the previously referenced statement for guidance. We note, from Footnote 14 and from your MD&A disclosure, that you have appropriately reported segment operating profit in a manner consistent with your GAAP based financial statements. However, please delete your presentation of segment EBITDA. It represents an alternative non-GAAP measure of segment profit or loss and the presentation is not appropriate.

Response:

The Company respectfully advises the Staff that EBITDA by segment is a measure reported and used by the Company’s Chief Executive Officer on a regular basis for purposes of making decisions about allocating resources to each segment and assessing its performance and by the Company’s Board of Directors to evaluate the Company’s operating performance. The Company’s management also uses EBITDA by segment as one of the primary measures for planning and forecasting in future periods, including for purposes of analyzing the operating performance of each of the Company’s business segments from period to period. The Company uses EBITDA as a supplemental measure of financial performance as well as of the Company’s ability to generate cash from operations.  In addition, the Company believes that EBITDA by segment provides useful information to investors regarding the Company’s operating performance and its ability to incur and service indebtedness, and also its operational performance of each segment because it enhances an investor’s overall understanding of the financial performance and prospects of each of the Company’s segments.

The Company acknowledges that EBITDA by segment does not comply with SFAS 131, and thus such measure is a non-GAAP financial measure. The Company further acknowledges that there are limitations when using a non-GAAP measure such as EBITDA that investors should be aware of.  The Company believes that it has made investors aware of such limitations in footnote (11) under “Selected Financial Data”. In addition, a reconciliation of EBITDA by segment to segment operating profit –the only GAAP measure presented in the Company’s filings in accordance with SFAS 131–is included in footnote (13), as is a cross reference to the reconciliation of net income to consolidated EBITDA.

Please also refer to the response provided for comment 2 for additional disclosure to be included in footnote (11) in future filings.

2.
As a related matter, please refer to Item 2 of your response letter dated July 29, 2005. It was our understanding that the Company believed “the presentation of EBITDA is a useful measure of its liquidity and that it presents useful information to investors regarding the Company’s ability to incur and service indebtedness.” However, you currently state that you believe the presentation of EBITDA “provides useful information to investors to measure our performance...” If you are presenting EBITDA as a performance measure, you have not adequately met the burden of supporting your conclusion that such a non-GAAP financial measure is useful to investors (see footnote 44 of FR-65.) We are particularly concerned because it eliminates the effect of recurring items. Accordingly, it should not be presented as an alternative measure of performance in filed documents. If you are presenting EBITDA as a liquidity measure as you previously stated, please reconcile it to cash flows from operating activities rather than to net income. Your attention is invited to Questions 8, 9, and 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2008 for guidance. Please revise and advise, as appropriate. We may have further comments upon review of your response.

Response:

The Company supplementally advises the Staff as follows:

(i)	EBITDA is one of the measures used by the Company’s Board of Directors and Management team to evaluate the Company’s operating performance from period to period,

(ii)	EBITDA is one of the measures used by the Company’s Management team to make day to day operating decisions,

(iii)	EBITDA is one of the primary measures used by the Company’s Board of Directors and Management team for planning and forecasting in future periods,

(iv)
The Company’s 9% First Preferred Ship Mortgage Notes Due 2014 Indenture (“2014 Notes Indenture”) contains reporting covenants that require the Company to disclose in reasonable detail its calculation of EBITDA for the twelve-month period ended as of the end of each fiscal year or each fiscal quarter, as applicable. The 2014 Notes Indenture defines EBITDA in a form consistent with its presentation in the Company’s filings; and

(v)	EBITDA is used by securities analysts, investors and other interested parties as a common performance measure in their evaluation of companies.

In addition, the Company believes EBITDA provides useful information to investors regarding the Company’s operating performance and its ability to incur and service indebtedness, including the purposes for which the Company’s Board of Directors and Management use EBITDA.

The Company acknowledges that there are limitations when using a non-GAAP measure such as EBITDA that investors should be aware of, and the Company believes that it has made investors aware of such limitations in its disclosure in footnote (11) under “Selected Financial Data”. However, in light of the Staff’s comment, the Company will expand the disclosure in footnote (11) under “Selected Financial Data” in the Company’s future filings of Form 20-F to include a reconciliation of net cash provided by operating activities to consolidated EBITDA, in addition to the reconciliation to net income already provided.  Below is the expanded text which the Company intends to include in future filings of Form 20-F. New text is underlined for the Staff’s convenience:

“EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors, to measure our performance and evaluate our ability to incur and service indebtedness for the following reasons: (i) it is one of the measures used by our Board of Directors and Management team to evaluate our operating performance from period to period, (ii) it is one of the measures used by our management team to make day to day operating decisions, (iii) it is one of the primary measures used by our Board of Directors and Management team in planning and forecasting for future periods (iv) it is a required disclosure to comply with a covenant contained in the Indenture governing the Company’s 2014 Notes, and (v) it is used by securities analysts, investors and other interested parties as a common performance measure in their evaluation of companies. For these reasons we believe EBITDA is a useful measure to present to our investors. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management’s discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include the following:

•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs,

•	EBITDA does not include income taxes, which are a necessary and ongoing cost of our operations,

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•	EBITDA does not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA does not, therefore, reflect any cash requirements for such replacements; and

•	EBITDA can be affected by the lease rather than purchase of fixed assets.”

Item 18- Financial Statements

Notes to the Financial Statements

Note 2-Significant Accounting Policies, page 6

3.
Refer to your discussion of the adoption of FIN 48 in Note 2w on page 13. You do not appear to have fully complied with the disclosure requirements of paragraphs 20 and 21 of FIN 48. Please expand your disclosures accordingly or advise us as to why you believe that no additional disclosures are required.

Response:

The Company confirms to the Staff that in Note 2(w) to the Company’s consolidated financial statements included in the Company’s annual report on Form 20-F for the fiscal year 2007 the Company disclosed, to the extent material, the information required by paragraphs 20 and 21 of FIN 48.

The Company supplementally advises the Staff that as of January 1, 2007, and for the twelve months ended December 31, 2007, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect to incur unrecognized tax benefits within the 2008 year. Furthermore, the Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of financial and operating expenses, respectively, in the consolidated statement of income and will disclose this in the accounting policy note in future filings. As of January 1, 2007, and for the year ended December 31, 2007, there were no accrued interest and penalties related to unrecognized tax benefits.

The Company takes note of the Staff ´s comment and respectfully informs the Staff that the Company will continue to assess the impact of those disclosure requirements in the Company’s future financial statements and confirms to the Staff that the Company will include the disclosure requirements in the Company’s future filings of Form 20-F, if and to the extent material.

Note 7- Financial Instruments

Forward Freight Agreements (“FFAs”), page 24

4.
We have reviewed the disclosures related to your FFAs that are presented in your filing and in your Form 6-K for the month of November 2007. Please tell us more about these instruments and your method of accounting for same. Specifically, you refer to your objective to utilize the agreements as “either economic hedging instruments. . .or for trading purposes.” Economic hedging instruments do not necessarily qualify for the use of hedge accounting. Instead, designated hedging instruments must meet the specific guidance in paragraph 28 of SFAS 133 in order to qualify for cash flow hedge accounting. Further, based upon your narrative disclosures, it appears that your transactions must meet the criteria set forth in paragraphs 29 through 35 of that statement as well. Please provide us with detailed support for your conclusion that the each of the outstanding FFAs met each of the required criteria at inception and on an ongoing basis. With regard to paragraph 28b, please explain the basis for your expectation, at inception, that the hedging relationship will be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Please also describe and illustrate your method of assessing hedge effectiveness each quarter. With regard to paragraph 29, we are particularly concerned with items (b) and (c). You state, in your Form 6-K, that “the qualification of a cash flow hedge for accounting purposes may depend upon the predicted routes of some of our vessels matching those taken into consideration when calculating the value of the FFAs...” Your transactions do not appear to meet the criteria of “specifically identified” and/or “probable” to the degree that is required to qualify for hedge accounting. Instead, they appear to more closely resemble the “economic” hedges for which the gains or losses should be recognized currently in earnings. Please advise, supplementally and in detail. We may have further comments upon review of your response.

Response:

Through 2007 the Company employed its Suezmax OBO Fleet in the carriage of dry bulk cargos under time charter contracts with a term of not less than 12 months. Under these time charter contracts the Company received for each day in the period of the fixed time charter contracts a fixed daily rate for the use of the vessel, and the charterer paid for all voyage expenses, including fuel and port charges. During this time of fixed time charter rates obtained by the Company’s Suezmax OBO Fleet, the Company entered into freight forward agreements (FFAs), which meet the definition of a derivative, on a speculative basis that extended from July 1, 2007 to March 31, 2008 to take advantage of short term fluctuations in the market. Beginning in 2007, the spot rates in the dry bulk market began experiencing significant variability, affected by many factors throughout the world (including world dry bulk commodity production and demand). As a result of this increased volatility, the Company undertook a hedging program in May 2007 under which the Company would hedge on an anticipatory basis the probable cash flows related to each new time charter contract executed for the vessels in the Suezmax OBO Fleet from April 1, 2008 forward. The Company already had in place fixed rate time charter contracts for its Suezmax OBO Fleet that extended through March 2008 (e.g. the revenues of the fleet were fixed until March 2008), so there was no cash flow risk until the period from April, 2008 forward.

As from May 2007, all new time charter contracts for the Company’s Suezmax OBO Fleet for periods starting in April 2008 were executed with a daily variable rate based on the 4 Capesize Time Charter Routes Index (“C4TC Index”). These new variable rate contracts were effective from April 2008 forward.

The C4TC Index is an average of four key time charter routes for Capesize, Suezmax OBOs or similarly sized bulk carriers within the Atlantic, Pacific basins as well as Atlantic to Pacific and vice versa.

Accordingly, commencing in May 2007, the Company designated the FFAs as cash flow hedges of the variability of the probable cash flows to be received for the operation of its Suezmax OBO Fleet under time charter contracts from April 2008 to December 2009. As discussed in paragraph 28 of SFAS 133, the Company’s formal documentation included the hedging strategy, the Company’s risk management objective and approach to undertaking the hedge (including identification of the hedging instrument, the forecasted transaction, and the nature of the risk being hedged).

From April 2008 our Suezmax OBO Fleet has been contracted on variable time charter contracts under which the vessel earnings have been linked to the C4TC Index.

The Company assesses the effectiveness of the hedging program using the dollar offset method. Under this method hedge effectiveness is measured by comparing the overall changes in the expected cash flows of the hedge contracts with the changes in the expected cash flows for the forecasted time charter revenues. Likewise, the Company’s method of measuring hedge ineffectiveness is also dollar offset, as permitted by DIG E7.  Specifically, the Company applies Method 1 of DIG G7 (change in variable cash flows method).  The quoted future rates of the C4TC Index are used to estimate the cash flows of the forecasted time charter revenue transactions. The Company’s typical sources of hedge ineffectiveness are the timing differences between the settlement of the FFAs and the collection of the Suezmax OBO Fleet revenues, which have never been large enough to result in an unacceptable dollar offset.

With respect to paragraph 28(b) of SFAS 133, since the underlying of the FFAs is the C4TC Index and the rates in the time charter contracts designated for hedge treatment are tied to the C4TC Index, the Company concluded that at inception of the hedge that the hedging relationship will be highly effective during the hedge period.

The Company respectfully further advise the Staff that the designation of the forecasted transactions are of enough specificity to assess the likelihood of their occurrence, they are with parties external to the Company and present an exposure to variations in cash flows for the hedged risk –the movements in the C4TC Index– that affects the Company’s earnings, as required by paragraph 29 (b) and (c) of SFAS 133. The Company’s hedge designation followed the guidance in paragraphs 461 and 462 of SFAS 133, in which it designated the time frame over which the probable cash flows would occur, and the Company specifically designated which vessels were deemed to generate the first cash flows, the next cash flows, and the next cash flows thereafter. At all times, the Company knows which derivative cash flow is linked with which specific vessel’s cash flow, for purposes of measuring hedge ineffectiveness and/or the identification of any overhedge position. The Company also confirms to the Staff that as of December 31, 2007 the occurrence of all the forecasted transactions remained probable.

Note 9- Income Taxes, page 28

5.
We note that you operate within and have tax obligations in several tax jurisdictions. In this regard, it is not clear how you comply with paragraph 42 of SFAS 109, which indicates that you shall not offset deferred tax liabilities and assets attributable to different tax-paying components of the enterprise or different tax jurisdictions. Please advise or consider revising your future filings to comply with paragraph 42 of SFAS 109.

Response:

The Company confirms to the Staff that the Company did not offset in its balance sheets as of December 31, 2007 and 2006 deferred tax assets and liabilities attributable to different tax-paying components (e.g., subsidiaries filing separate return) or to different tax jurisdictions (e.g., Argentina, Paraguay, Brazil and Chile) in compliance with paragraph 42 of SFAS 109. However, in light of the Staff’s comment, the Company will refine the disclosures in the Company’s income tax footnote in future filings of Form 20-F.

Note 11- Share Capital, page 33

6.
Refer to your discussion of the registration rights agreement on page 34. Please describe, and disclose the nature of any liquidated damages or other penalty clauses included in the registration rights agreement, if applicable.

Response:

The Company confirms to the Staff that the Company’s registration rights agreement signed on September 21, 2006 and referred in Note 11 to the Company’s consolidated financial statements included in the Company’s annual report on Form 20-F for the fiscal year 2007 does not include any liquidated damages or other penalty clauses.

Note 14- Business and Geographic Segment Information, page 35

7.
Currently you only disclose revenues by geographic regions. However, paragraphs 38 and 105 of SFAS 131 require the disclosure of individually material countries as well as information for your country of domicile and all foreign countries in the aggregate. As such, please revise your future filings accordingly. For additional information regarding the allocation of revenues to specific countries, see paragraph 106 of SFAS 131.

Response:

The Company takes note to the Staff‘s comment and informs the Staff that the Company will comply with its request in the Company’s future filings of Form 20-F.

8.
You state that because you operate on a worldwide basis and are not restricted to specific locations, it is not possible to allocate assets to operations in specific countries. However, you identify the location of specific assets within your filing (e.g. on the same page you state that you have three PSV employed in the North Sea and two in the Brazilian market. Additionally, on page 30 you state that your passenger business is operating primarily in the European Cruise market.) Finally, on your May 13, 2008 earnings call, Mr. Leonard J. Hoskinson had a thorough discussion of the allocation of certain resources within specific countries. For these reasons, it appears that you are aware of the specific markets (if not by country at least by Region) in which a majority of assets are deployed and perform a bulk of their business operations. Therefore, please provide us with support for your conclusion that you can not allocate your assets in accordance with paragraph 38(b) of SFAS 142 or revise your future filings accordingly.

Response:

The Company advises the Staff that the Company’s vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world. In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate. Because of this asset mobility, long-lived assets, primarily vessels and equipment, in any one country are not considered material as that term is defined by SFAS 131. However, the Company confirms to the Staff that the Company will include a breakdown of long-lived assets, principally vessels and equipment, by geographic region in the Company’s future filings, to the extent consistent with the requirements of paragraph 38(b) of SFAS 131.

****

We trust that the information provided in this letter addresses the Staff’s comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone Anthony Tu-Sekine (202-661-7150) or me (212-574-1206).

Sincerely,

/s/ Larry Rutkowski
Larry Rutkowski

Cc: Juan Migone
Margery Reich

ULTRAPETROL (BAHAMAS) LIMITED

25 August, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington D.C., 20549

Re:	Ultrapetrol (Bahamas) Limited

Ladies and Gentlemen:

    The undersigned registrant hereby acknowledges that

(i)	The registrant is responsible for the adequacy and accuracy of the disclosures in its filings,

(ii)	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)
the undersigned registrant may not assert staff comments or the declaration of effectiveness by the Commission or the Staff, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

ULTRAPETROL (BAHAMAS) LIMITED

By:	/s/ Len Hoskinson
Name:	Len Hoskinson
Title:	Chief Financial Officer

SK 02351 0010 913726 v2

Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas
P.O. Box SS-19084, Nassau, Bahamas
Telephone (242) 364-4755   Telefax (242) 502-5250